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[ZORAN LETTERHEAD]

January 30, 2006

By Facsimile (650) 833-2001 and U.S. Mail

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Jeffrey Werbitt
105 F Street, N.E.
Washington, D.C. 20549-0303

Re:
Zoran Corporation
Schedule TO
Filed on January 6, 2005
File No. 005-47739

Dear Mr. Werbitt:

        In response to the letter of comments from the Staff of the Securities and Exchange Commission dated January 20, 2006 with respect to the Company's Schedule TO-I, File No. 005-47739, Zoran Corporation acknowledges that:

  •
  the issuer is responsible for the adequacy and accuracy of the disclosure in the filings;

  •
  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

  •
  the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ZORAN CORPORATION

/s/  KARL SCHNEIDER
Senior Vice President
and Chief Financial Officer

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[ZORAN LETTERHEAD]